UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Clarient, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
180489 10 6
(CUSIP Number)
Brian J. Sisko, Senior Vice President & General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087-1945
(610) 293-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS Safeguard Scientifics, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		729,167

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		729,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	729,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS Safeguard Delaware, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		729,167

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		729,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	729,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 16 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 10, 2000, as amended on February 14, 2001, June 24, 2002, August 13, 2002, August 30, 2002, March 3, 2003, March 2, 2004, November 10, 2005, July 6, 2006, September 29, 2006, March 17, 2008, November 21, 2008, March 27, 2009, September 2, 2009, September 18, 2009, and October 22, 2010 (as amended, the “Schedule 13D”) by Safeguard Scientifics, Inc. and Safeguard Delaware, Inc. (each, a “Reporting Person” and collectively, the “Reporting Persons”) with respect to the common stock, $0.01 par value per share, of Clarient, Inc. (the “Company”).
Items 4 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:
On December 16, 2010, General Electric Company, a New York corporation (“Parent”), through its indirect wholly owned subsidiary, Crane Merger Sub, Inc., a Delaware corporation (“Merger Sub”) completed its previously announced cash tender offer to acquire the issued and outstanding stock of the Company (the “Offer”). The Offer was made pursuant to an Agreement and Plan of Merger dated as of October 22, 2010, among Parent, Merger Sub and the Company (“Merger Agreement”). The Reporting Persons tendered their 30,158,127 shares of Company Common Stock in the Offer and received in the aggregate approximately $150.8 million.
Under the terms of the Merger Agreement, Merger Sub will now be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned indirect subsidiary of Parent. In connection with the Merger, the outstanding warrants held by the Reporting Persons to purchase an additional 729,167 shares at various prices will be converted into the right to receive the excess of the $5 per common share offer price over the exercise price per share of such warrants. The Reporting Persons anticipate receiving additional proceeds of approximately $2.6 million from the Merger.
The three employees of Safeguard Scientifics, Inc. (“Safeguard”) who currently serve as members of the Board of Directors of the Company will remain on the Company’s Board until consummation of the Merger.
Item 5. Interest in Securities of the Issuer.
The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:
As noted above under Item 4, the Reporting Persons tendered their 30,158,127 shares of Company Common Stock in the Offer. Shares of Company Common Stock held by executive officers or directors of the Reporting Persons and by a former officer of Safeguard who had pledged shares of Company Common Stock to Safeguard as collateral for a loan it provided to such former officer also were tendered in the Offer.

The table below sets forth the aggregate number of shares and percentage of the Company’s outstanding shares of Common Stock beneficially owned by each Reporting Person following completion of the Offer. Except as otherwise noted, each Reporting Person listed has sole voting and dispositive power over all shares listed opposite its name.
No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV previously filed by the Reporting Persons has consummated any transaction in the Company’s shares of Common Stock during the past 60 days other than as set forth herein.

	Beneficial Ownership
	Number of Shares	Percentage of Total (1)
Safeguard Scientifics, Inc. (2)(3)	729,167	.01%

Safeguard Delaware, Inc. (3)	729,167	.01%

(1)	For purposes of this schedule, the percentage of ownership calculations are based upon 88,700,606 outstanding shares of Common Stock, as reported in the Form 10-Q filed by the Company on November 2, 2010, and an aggregate of 729,167 shares of Common Stock underlying warrants held by SDI; however, warrants, options or other derivative securities held by others are excluded.

(2)	Represents the warrants to purchase 729,167 shares of Common Stock beneficially owned by SDI. Safeguard is the sole stockholder of SDI. Safeguard and SDI have reported that they have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by SDI.

(3)	SDI is a wholly owned subsidiary of Safeguard.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2010	Safeguard Scientifics, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Senior Vice President & General Counsel

Date: December 17, 2010	Safeguard Delaware, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President